HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 9, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

We have been informed that a mutual agreement has been reached on the negotiations regarding the granting of a purchase option for a period of 18 months (the "Option Period") in connection with USD 150,000,000 worth of shares of T. Garanti Bankası A.Ş. ("Garanti Bank") owned by Doğuş Holding A.Ş.. HBK MASTER FUND ("HBK"), the beneficiary of the aforesaid option may also exercise its option (to be exercised fully or partially) to purchase up to USD 125,000,000 worth of shares of Garanti Bank and/or up to USD 25,000,000 worth of shares of Tansas Mağazacılık Ticaret Perakendicilik A.Ş. ("Tansaş).

The option exercise price for both Garanti Bank shares and Tansas shares shall be calculated on the basis of the volume weighted average prices of these shares on the ISE (Istanbul Stock Exchange) on 9-10-11 November 2004 and the final option value (the "Option Value") shall be determined in US Dollars equivalent of the above mentioned base prices to which 12% premium shall be added for the shares of Garanti Bank and 10% for shares of Tansaş. The final Option Value determination for Garanti Bank shares shall be subject to a floor of TL 3,900 and a ceiling of TL 4,625.

The total option value which is USD 150,000,000 shall be advanced by HBK to Doğuş Holding A.Ş. on November 12, 2004 and on the same date, Doğuş Holding A.Ş., pursuant to the Securities Lending Agreement to be executed between Doğuş Holding A.Ş. and HBK, shall deliver to HBK, freely tradeable Garanti Shares of a value of USD 125,000,000 and Tansaş shares of a value of USD 25,000,000 together with all ownership rights thereon including rights of disposal.

Doğuş Holding A.Ş. has also granted to HBK additional share purchase rights of up to 30% of the shares subject to the option, for each of Garanti Bank shares and Tansaş shares at a purchase price equivalent of 107% of the respective option exercise prices.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

pp.

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations